Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

April 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Bonnie Baynes and Angela Connell

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 5, 2025
File No. 000-19034

Dear Ms. Baynes and Ms. Connell:

This letter sets forth the response of Regeneron Pharmaceuticals, Inc. (the "Company," "Regeneron," "we," "us," and "our") to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission set forth in the Staff's letter dated March 21, 2025, with respect to the above-referenced Annual Report on Form 10-K filed on February 5, 2025.

Set forth below in bold are the heading and text of the Staff's comment followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2024
Part II
Item 7. Management's Discussion and Analysis of Financial Condition and Results and Results of Operations
Results of Operations, page 74

1. We note your disclosures on (i) page 36 regarding the impact of biosimilar competition on net product sales of EYLEA and/or EYLEA HD and (ii) pages 19 and 41 regarding competition from Vabysmo. With reference to Item 303(b)(2)(ii) of Regulation S-K, please revise your Results of Operations disclosures in future filings to discuss trends or uncertainties resulting from competitor products and/or biosimilars that have had or could have a material impact on net product sales of EYLEA and/or EYLEA HD.

Response:

We acknowledge the Staff's comment and confirm that we will give further consideration to Item 303(b)(2)(ii) of Regulation S-K when preparing Results of Operations disclosures in Regeneron's future filings, in particular to enhance disclosures of trends or uncertainties resulting from competitor products (including, as applicable, Vabysmo® and/or biosimilars) that have had or could have a material impact on net product sales of EYLEA® (aflibercept) Injection and/or EYLEA HD® (aflibercept) Injection 8 mg.

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If you have any questions regarding the foregoing, please contact me at (914) 847-7880.

Sincerely,

REGENERON PHARMACEUTICALS, INC.

/s/ Christopher Fenimore

Christopher Fenimore
Executive Vice President, Finance and
Chief Financial Officer

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